ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity Contracts

Supplement dated August 22, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 28, 2008 and replaces the supplement dated August 7, 2008. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. Effective for all contracts issued September 8, 2008 or later, the following funds will be designated as Covered Funds for purposes of calculating the MGIB Benefit Base under the Minimum Guaranteed Income Benefit (MGIB) rider, and for purposes of calculating the 5% Rollup Death Benefit:

    ING Solution Income Portfolio
    ING VP Intermediate Bond Portfolio
    PIMCO VIT Real Return Portfolio

    Accordingly, all amounts invested in these funds through contracts issued on or after September 8, 2008 will be treated as Covered Funds for the purposes noted above. Amounts invested in these funds through contracts issued prior to September 8, 2008 will continue to be treated as Special Funds for these purposes.

2. Effective September 26, 2008, the following funds will be designated as Covered Funds for purposes of calculating the MGIB Benefit Base under the Minimum Guaranteed Income Benefit (MGIB) rider, and for purposes of calculating the 5% Rollup Death Benefit:

    ING American Funds Bond Portfolio
    ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio

    Accordingly, all amounts invested in these funds on or after September 26, 2008 will be treated as Covered Funds for the purposes noted above.

3. Effective September 8, 2008, the ING OpCap Balanced Value Portfolio (S Class) will be closed for further investment. Please see page 19 in your Contract Prospectus for further information regarding allocation of subsequent premium.

4. Effective September 8, 2008, the ING Focus 5 Portfolio (Class S) will be made available for investment under the contract and classified as an Other Fund for purposes of the ING LifePay Minimum Guaranteed Withdrawal Benefit ("MGWB") rider, the ING LifePay Plus MGWB rider, the ING Joint LifePay MGWB rider, and the ING Joint LifePay Plus MGWB rider. The portfolio will be classified as a Covered Fund for purposes of calculating the MGIB Benefit Base under the Minimum Guaranteed Income Benefit (MGIB) rider, and for purposes of calculating the 5% Rollup Death Benefit.

5. The following information is added to Appendix B – The Funds in the Contract Prospectus:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Focus 5 Portfolio	Directed Services, LLC **Subadviser:** ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.

6. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change with the addition of ING Focus 5 Portfolio. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.